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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                Schedule 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           VICORP Restaurants, Inc.
                             (Name of the Issuer)

                           VICORP Restaurants, Inc.
                       (Name of Person Filing Statement)

                         Common Stock, $.05 par value
                        (Title of Class of Securities)

                                   925817108
                     (CUSIP Number of Class of Securities)

                          STANLEY ERECKSON, JR., ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           VICORP RESTAURANTS, INC.
                             400 WEST 48TH AVENUE
                            DENVER, COLORADO 80216
                                (303) 296-2121
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                  COPIES TO:

                            REID A. GODBOLT, ESQ.
                           NATHAN D. SIMMONS, ESQ.
                             JONES & KELLER, P.C.
                              WORLD TRADE CENTER
                           1625 BROADWAY, 16TH FLOOR
                            DENVER, COLORADO 80202
                                (303) 573-1600

                               November 23, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE:

          Transaction valuation              Amount of filing fee
          $38,000,000 (1)                    $7,600 (2)

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase 2,000,000 shares of common stock at the offer price of $19.00 per share.
(2) The amount of the filing fee equals 1/50th of 1% of the value of the securities proposed to be acquired.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
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ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is VICORP Restaurants, Inc. (the "Company"). The address of its principal executive office is 400 West 48th Avenue, Denver, Colorado 80216.

     (b) The securities being sought are up to 2,000,000 shares of the Company's common stock, $.05 par value (the "Shares") (or such lesser number of shares as are properly tendered), at a price of $19.00 per Share, net to the sellers in cash (the "Purchase Price"). As of November 22, 1999, 8,875,076 of the Shares were outstanding. In its Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase"), the Company reserved the right to purchase more than 2,000,000 Shares, but has no current intention of doing so. The Offer to Purchase and the related Letter of Transmittal (which, as they may be amended from time to time, are collectively referred to herein as the "Offer") are attached hereto as Exhibits (a)(2) and (a)(3). Reference is hereby made to the Introduction of the Offer to Purchase, which Introduction is incorporated by reference into this Statement.

     The Offer is being made to all holders of Shares, including executive officers, directors and affiliates of the Company. The Company has not been advised whether any executive officers, directors or affiliates of the Company intend to tender any of their Shares pursuant to the Offer. Item 10 of the Offer to Purchase, which is hereby incorporated in this Statement by reference, sets forth the ownership of Shares by the Company's executive officers and directors as well as the ownership of persons known to own 5% or more of the Shares as of November 22, 1999. The Company does not anticipate that any of its executive officers, directors or affiliates will inform the Company if and when any decision to tender Shares pursuant to the Offer is made. The Company will not supplement or amend the Offer to Purchase if any of the executive officers, directors or affiliates actually tender Shares in the Offer.

     (c) Reference is hereby made to Section 7, "Price Range of Shares," of the Offer to Purchase, which Section is incorporated by reference herein.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Payments of cash to tendering shareholders, assuming there are tenders for the maximum 2,000,000 Shares, will equal $38.0 million. The Company anticipates using up to approximately $28.5 million of the proceeds from a recently completed sale and lease-back of 21 of its restaurant properties to fund part of the Offer. See "--Recent Developments" in the Offer to Purchase, incorporated in this Statement by reference. The remainder of the funds for the cash consideration to be paid in the Offer will be obtained from borrowings under the Company's existing Amended and Restated Credit Agreement, dated December 19, 1997, with Bank of America, N.A. (successor by merger to NationsBank of Texas, N.A.) as Agent and as a lender; and U.S. Bank National Association, as a lender (the "Credit Agreement"), along with any uninvested corporate cash which may be available.

     (b) The parties to the Credit Agreement are the Company, Bank of America, N.A., as Agent and as a lender, and U.S. Bank National Association, as a lender. Borrowings under the Credit Agreement by the Company will be unsecured. On December 19, 1997, the Company executed an amendment to the Credit Agreement which provides for an available credit limit of $40,000,000 in the aggregate with a sublimit of $10,000,000 on letters of credit. The maturity date of the Credit Agreement is February 28, 2001. Advances under the Credit Agreement bear interest at the higher of the Federal Funds rate plus 1/2 of 1% or the Agent's prime rate, or the Company may elect to borrow at the Eurodollar rate plus 1% to 1 5/8%. In addition, the Company is required to pay fees equal to 1/4 to 3/8 of 1% per annum on unused portions of the commitment, and 1% to 1 5/8% per annum on issued letters of credit. The unused commitment and letter of credit fees and the margin on Eurodollar borrowings are adjusted based on the Company's debt-to-capitalization ratio and fixed charge coverage ratio. The Company believes that it qualifies for minimum rates and fees provided in the Credit Agreement. Also, the Credit Agreement is attached as

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Exhibit (b) and is incorporated in this Statement by reference and the above summary description of the Credit Agreement qualified by the actual language of the Credit Agreement.

     There is currently no unpaid debt under the Credit Agreement, although there were amounts outstanding prior to the most recently completed fiscal year. See "Capitalization," "Summary Financial Information," "Pro Forma Balance Sheet" and "Pro Forma Statement of Operations" in the Offer to Purchase, which are incorporated in this Statement by reference. The Company has no plans, nor has it made any arrangements, to finance or repay borrowings in connection with the Offer other than to comply with the terms of the Credit Agreement regarding payments of interest and principal.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is made to the Introduction and Section 2, "Purpose of the Offer; Certain Effects of the Offer," of the Offer, which Introduction and Section are incorporated by reference in this Statement. Under Colorado law, the Shares tendered and accepted by the Company, upon acquisition by the Company, will constitute authorized but unissued shares.

     Except as described below and except as described in the Offer to Purchase (which is incorporated herein by reference), there are no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of any such securities by any such person;

     (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer. The Company, on October 4, 1999, announced the appointment of Joseph F. Trungale as President and elected him as a director (thus increasing the size of the board by one director) effective November 1, 1999. Mr. Trungale joined the Company in July 1997 as Regional Operating Partner for its Bakers Square, Chicago division. In September 1998, Mr. Trungale was named President of Bakers Square. Mr. Trungale has a food service career spanning over 30 years, holding various positions with Stouffer Foods Corporation, Mariott's, Big Boy, Long John Silver and What-A-Burger Restaurants;

     (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

     (f) Any other material change in the Company's corporate structure or business;

     (g) Any changes in the Company's charter, by-laws or corresponding instruments or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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     (i) A class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j) The suspension of the Company's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors or any other person, if any, controlling the Company, has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Neither the Company nor, to the best knowledge of the Company, any of its executive officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with respect to securities of the Company which would require disclosure under applicable rules and regulations of the Exchange Act.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No person or class of persons has been employed, retained or is to be compensated by the Company to make solicitations or recommendations in connection with the Offer. The Company has retained D.F. King & Co., Inc. (the "Information Agent") to act as Information Agent and American Stock Transfer & Trust Company (the "Depositary") to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile transmission, electronic mail and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their services, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in their respective roles as Information Agent and Depositary, and the fees to be paid to them will not be based on the number of Shares tendered pursuant to the Offer.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) Reference is made to "Capitalization," "Summary Financial Information" and "Pro Forma Financial Statements" in Section 9 of the Offer to Purchase, which information is incorporated in this Statement by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) To the best knowledge of the Company, there is no present or proposed contract, arrangement, understanding or relationship between the Company and any of its executive officers, directors or affiliates that is material to a decision by a shareholder whether to sell, tender or hold the Shares.

     (b) There is no regulatory requirement or approval that must be obtained in connection with the Offer.

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     (c)    The information set forth in "Section 11.  Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d)    There are no pending legal proceedings relating to the Offer.

     (e) Other than the information contained in the Offer to Purchase, which is incorporated in this Statement by reference, there is no additional material information which is necessary to make the above required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Letter to Shareholders dated November 23, 1999.

     (a)(2) Offer to Purchase dated November 23, 1999.

     (a)(3) Form of Letter of Transmittal.

     (a)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (collectively, the "Brokers").

     (a)(5) Form of letter from the Brokers to customers.

     (a)(6) Form of press release issued by the Company.

     (a)(7) Notice of Guaranteed Delivery.

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b) U.S. $40,000,000 Amended and Restated Credit Agreement dated December 19, 1997, between VICORP Restaurants, Inc. and NationsBank of Texas, N.A. and U.S. Bank National Association, as amended.

     (c)    None.

     (d)    None.

     (e)    Not applicable

     (f)    None.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              VICORP Restaurants, Inc.


                              By:/s/ Charles R.  Frederickson
                                 -----------------------------------------------
                                  Charles R. Frederickson, Chairman of the Board and Chief Executive Officer

Date: November 23, 1999

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                                 EXHIBIT INDEX

EXHIBITS

(a)(1) Letter to Shareholders dated November 23, 1999.
(a)(2) Offer to Purchase dated November 23, 1999.
(a)(3) Form of Letter of Transmittal.
(a)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (collectively, the "Brokers").
(a)(5) Form of letter from the Brokers to customers.
(a)(6) Form of press release issued by the Company.
(a)(7) Notice of Guaranteed Delivery.
(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b) U.S. $40,000,000 Amended and Restated Credit Agreement dated December 19, 1997, between VICORP Restaurants, Inc. and NationsBank of Texas, N.A. and U.S. Bank National Association, as amended.

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